111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

November 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Registration Statement on Form N-2
Filed September 7, 2023
File No. 333-274405

Dear Ashley Vroman-Lee:

On September 7, 2023, the Abacus Equity Income Fund (the “Fund”) filed via EDGAR a Registration Statement on Form N-2 (“Form N-2”). On October 10, we received comments to the Form N-2 from the “Staff” of the U.S. Securities and Exchange Commission, Division of Investment Management. On behalf of our client, the Fund, we are writing to submit the Fund’s responses to your comment letter dated October 10, 2023.

For ease of reference, each comment is printed below in bold, followed by the Fund’s response. All page references in the responses set forth below refer to page numbers in the Form N-2. Capitalized terms used but not defined herein have the meanings set forth in the revised Form N-2.

PROSPECTUS

Cover page

1.

The disclosure says the Fund will offer to repurchase at least 5% of its total outstanding shares on a quarterly basis starting in March 2024, approximately six months following the effective date of the initial offering of the shares. Please revise this date to confirm that the first offering is at least six months from the date of effectiveness.

November 2, 2023

Please see revised Form N-2 at page (iv), which now states “The Fund expects to make share repurchase offers in March, June, September, and December of each year, beginning with the initial repurchase offer planned to occur pursuant to 17 CFR § 270.23c-3(a)(7) no later than six (6) months (two periodic intervals) thereafter.”

2.

The Fund’s name includes “equity income” which indicates a type of investment. A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise the disclosure to comply with Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).

The Fund has changed its name to the “ABL Longevity Growth and Income Fund.” Please see revised Form N-2 and SAI cover pages, and throughout the documents. The Fund plans, once its Assets are invested, to distribute quarterly dividends that will include income from Annuity Contracts and the sale and maturity of Mortality Contracts. The Fund expects asset growth from active management and trading of Longevity Assets. In support of the Fund’s name and pursuant to Rule 35d-1, the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its assets in Longevity Assets.

3.

The Fund will invest principally in life settlements, individual annuities and single premium income annuities (“Mortality Contracts”) and assets similar to or derivative of Mortality Contracts, referred to as “Longevity Assets.” Please provide an analysis as to the legal status of each of the Fund’s investments as securities under the federal securities laws and the status of the Fund as an investment company under Section 3 of the 1940 Act.

Under Section 3(a)(1)(A) of the 1940 Act, an issuer that holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities is considered an investment company. Thus, the ABL Longevity Growth and Income Fund is an investment company because it holds itself out and is in the business of investing, reinvesting, or trading in securities.

We note, however, that neither fixed Mortality Contracts nor single life, non-variable Annuity Contracts are necessarily securities under federal securities laws.

The 1940 Act provides at Section 2(a)(36) that a security “means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national

November 2, 2023

securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing”.

Importantly, the long list of the types of investments contained in this definition does not include “insurance policies” or “life insurance policies.” The Securities Act definition of a security is the same as the 1940 Act definition with nuanced court interpretations. Because both the Securities Act and 1940 Act use the same definition of “security”, courts and the SEC often apply similar interpretations of the term under one Act to the other.1 We acknowledge, however, that recently the SEC and its staff have taken the position that the definition of a security under the 1940 Act may be broader than the definition under the Securities Act, if the “context otherwise requires”.2

Like the 1940 Act, the Securities Act’s definition of security also does not apply to “[a]ny insurance or endowment policy or annuity contract or optional annuity contract, issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or any agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia.”3 However, the United States Supreme Court has found that some insurance-related products that are marketed and called insurance policies, are not, in fact, exempted insurance policies for purposes of the Securities Act, but are rather investment contracts under the Securities Act. In particular, the Court has determined that life insurance policies where a policyholder is not promised a fixed return (i.e., a fixed death benefit amount or cash surrender value), thereby not requiring the company that issues the policy to bear a significant investment risk when issuing the policy. As such these policies, such as variable annuities, should be treated as investment contracts, instead of being insurance policies exempt from the application of the Securities Act. Similarly, the Court found that when an insurer issues a life insurance policy or annuity but does not offer a fixed amount of proceeds, but rather “promises to serve as an investment agency and allow the policyholder to share in its investment experience,” the insurance-related product should be treated as an investment contract under the Securities Act. The Court’s in-depth analysis and discussions separate (i) life insurance and annuity products that contain variable payments or involve investment risks borne by the policyholder from (ii) traditional life insurance policies that provide a specified death benefit or fixed stream of payments. This supports the conclusion that while traditional (fixed) life insurance policies or annuities are not securities and, therefore, are not subject to the securities laws, variable life insurance policies and variable annuities are likely to be securities for purposes of the federal securities laws.

[1]	Minnesota Educ. Ass’n, SEC No-Action Letter (Nov. 4, 1982); American Express Income Shares, Inc., SEC No-Action Letter (Nov. 14, 1974).
[2]

Harrell Int’l Inc., SEC No-Action Letter (May 24, 1989) (a commercial note was a security for purposes of the Investment Company Act but not the 1933 Act); but see C. Steven Bradford, Expanding the Investment Company Act: The SEC’s Manipulations of the Definition of Security, 60 Ohio St. L.J. 995 (1999) (arguing the definitions should be the same in the Investment Company Act and the 1933 Act).

[3]	Section 3(a)(8) of the Securities Act.

November 2, 2023

Moreover, the Staff has opined on insurance policies and investment companies in the context of Section 3(a)(8) of the Securities Act. The Staff issued a no-action letter to Morgan Stanley & Company that was made publicly available on April 10, 1986, providing that the Staff would not recommend enforcement action under the 1940 Act for failure to register as an investment company if Morgan Stanley & Company purchased “agreements” that were exempt from the application of the Securities Act under Section 3(a)(8), the insurance policy exemption described above.

More recently, however, on February 22, 2019, the United States Court of Appeals for the Fifth Circuit in a case captioned In the Matter of Living Benefits Asset Management, LLC, vs. Kestrel Aircraft Company, Incorporated,4 concluded that certain whole, non-variable life insurance contracts (such as the Mortality Contracts that the Fund intends to acquire), when offered for sale to an investor, were investment contracts within the meaning of the Investment Adviser’s Act of 1940. The Eleventh Circuit Court of Appeals reached a similar conclusion in SEC v. Mutual Benefit Corp. (“Mutual Benefit”)5 with respect to fractionalized death benefits payable under certain non-variable life insurance contracts, but the DC Circuit Court of Appeals in SEC v. Life Partners, Inc. (“Life Partners”)6 reached a contrary result with respect to fractionalized death benefits. It is possible that Fund’s purchase of Longevity Assets, depending on the facts and circumstances attending the particular transaction, or an investment or financing program of which the purchase or sale of Longevity Assets is a part, could implicate U.S. state or federal securities laws. On July 22, 2010, the SEC released a staff report recommending that life insurance contracts be clearly defined as securities so that the investors in such life insurance contract transactions are protected under the U.S. federal securities laws. To date, the SEC has not made such a recommendation to Congress, nor has Congress taken any action with respect thereto.

Investment Contracts.

Over time, courts have found that the categories of securities set forth in the definition of security above are not self-evident. In addition to considering case law and the SEC’s positions with respect to the specific insurance policy exceptions under the securities laws, it is also important to consider whether Longevity Assets are considered to be “investment contracts” under the four-part test the Supreme Court set forth in SEC v. W.J. Howey Co. (“Howey”).7 The Court in Howey said that an investment contract is a security under the Securities Act if the investors: (1) invest money, (2) in a common enterprise, (3) with the expectation of profits, which (4) depends on the efforts of others.

[4]	916 F.3d 528 (5th Cir. 2019).
[5]	408 F.3d 737 (U.S. App. 11th 2005).
[6]	87 F.3d 536 (U.S. App. D.C. 1996).
[7]	328 U.S. 293 (1946).

November 2, 2023

In Life Partners, the District of Columbia Circuit Court of Appeals held that even though viatical settlements8 are not insurance contracts and are instead investment contracts, they are not securities under the Securities Act because they fail to meet the test set forth in Howey.9 When applying the Howey test, the court in Life Partners found that the fund brought multiple investors together to purchase life insurance contracts and the court found that this satisfies the first and third prongs of the Howey test requiring an investment of money and a common enterprise. The court further found that the viatical settlements involved the purchase of a life insurance policy at a lower price than its death-benefit payment and that the purchaser expected to make a profit by doing so, satisfying the second prong of the Howey test. However, the court in Life Partners held that the fund did not meet the final prong of the Howey test because the profits were not generated entirely by the effort of others. The court found that the profits in Life Partners were generated passively by an insured dying, and that any efforts by the company prior to the creation of the investment, or clerically done after the creation of the investment contract were not relevant in determining how the profits were generated because the efforts before creation and clerical efforts were represented in the initial price of the investment and did not affect the value of the investment contract once it was created. In essence, only in time would the insured pass away and potentially make the investment profitable, not through the efforts of the promoter, Life Partners.

In Mutual Benefit, however, the Eleventh Circuit Court of Appeals found that an investment in a fractionalized viatical settlement was an investment contract that met all four prongs of the Howey test under the Securities Act.10 The court said, “[w]hile it may be true that the “solely on the efforts of the promoter or a third party” prong of the Howey test is more easily satisfied by post-purchase activities, there is no basis for excluding pre-purchase managerial activities from the analysis. Significant pre-purchase managerial activities undertaken to ensure the success of the investment may also satisfy Howey.” (citations omitted.). Because of this rational, the Court looked at the significant work that went into choosing the life insurance policies to purchase, evaluating the medical status of the insured after the policy was purchased, paying the premiums required to keep the policy in-force, and managing escrow funds held for future premium payments.

When the Fund purchases a Mortality Contract, it pays a price that is less than the death-benefit payment with the expectation of making a profit when the insured dies. In this way, the second prong (i.e., expectation of profits) of the Howey test may be met.

With respect to the third prong (i.e., common enterprise), we note that in interpreting Howey, various courts have employed any one or combination of the following tests to determine the presence of a “common enterprise” or “commonality”:

[8]	“Viatical settlements” are generally Mortality Contracts acquired in the expected final two years of the insured’s expected life.
[9]	87 F.3d 536 (U.S. App. D.C. 1996).
[10]	408 F.3d 737 (U.S. App. 11th 2005).

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Horizontal Commonality: This concept focuses on the relationship among investors and requires a pooling of investors’ contributions and distribution of profits and losses on a pro- rata basis among investors. Stenger v. T.H. Love Galleries, Inc. and R.H. Love, 741 F.2d 144 (7th Cir. 1984); Newmyer v. Philatelic Leasing, Ltd., 888 F.2d 385, 394 (6th Cir. 1989). “Horizontal commonality” is the tying of each individual investor’s fortunes to the fortunes of the other investors by the pooling of assets, usually combined with the pro-rata distribution of profits. See Hart v. Pulte Homes of Michigan Corp., 735 F.2d 1001, 1004 (6th Cir. 1984); Salcer v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 682 F.2d 459, 460 (3d Cir. 1982) (investment must be “part of a pooled group of funds”); Milnarik v. M-S Commodities, Inc., 457 F.2d 274, 276 (7th Cir. 1972) (success or failure of other contracts must have a “direct impact on the profitability of plaintiffs’ contract”), cert. denied, 409 U.S. 887, 93 S.Ct. 113, 34 L.Ed.2d 144 (1972). By its terms, this test excludes transactions involving only one investor.

Vertical Commonality: This concept focuses on the relationship between an investor and the promoter and requires the mutual dependence of the fortunes of the investor and the promoter. “Vertical commonality” requires the fortunes of the investor to be “interwoven with and dependent on the efforts and success of those seeking the investment or of third parties.” Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir. 1983), aff’d en banc, 730 F.2d 1403 (1984). “Vertical commonality” places emphasis on the relationship between the investors and the promoter, not on the relationship between the individual investors. SEC v. Unique Financial Concepts, Inc., 196 F.3d 1195, 1199 (1999). Vertical commonality comes in two varieties: “broad” and “strict.” Broad vertical commonality focuses on the relationship between an investor and the promoter and requires the investor’s dependence on the promoter’s expertise. Courts adhering to this view consider whether the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill. To establish “broad vertical commonality,” the fortunes of the investors need be linked only to the efforts of the promoter. See Long v. Shultz Cattle Co., Inc., 881 F.2d 129, 140-41 (5th Cir. 1989). Strict vertical commonality requires that the fortunes of investors be tied to the fortunes of the promoter. See Brodt v. Bache & Co., Inc., 595 F.2d 459, 461 (9th Cir. 1978).

While the Fund expects to raise capital from multiple sources to operate its business, the Fund’s shares are traditional securities that are distinct from the Longevity Assets and are not part of the transactions in which the Fund purchases the Longevity Assets. In applying Howey’s common enterprise prong to the Fund’s purchase of Longevity Assets, none of the three “common enterprise” formulations appear to apply to the Longevity Assets. First, there is only a single investor (i.e., the Fund). Second, there is no strict vertical commonality which depends on the existence of an economic parallel between the two parties’ risks and rewards. Further, as to the economic fortunes of the promoter and the investor, there is no link at all. Once the cash payment has been made to the secondary life insurance market owner of the Mortality Contract, the transaction is complete, as the seller

November 2, 2023

of the Longevity Assets no longer has any economic interest in the transaction. Third, there is no broad vertical commonality in which the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill other than the management of cash flows to support premium payments on the Mortality Contracts. Therefore, we believe that the Fund’s purchase of the Mortality Contracts may fail the third prong of the Howey test.

When considering whether the Fund would meet the fourth prong of the Howey test, it is important to note that the Eleventh Circuit’s holding in Mutual Benefit is a minority opinion.11 The Supreme Court in Howey requires the necessary work to earn profits done “solely” by the efforts of others. The Life Partners opinion points out that the dissenting opinion cannot cite any precedent for considering the work that is done prior to the signing of the investment contract in evaluating the third prong of the Howey test. Mutual Benefit cites the dissenting opinion in Life Partners as its support for considering the work done prior to the creation of the investment contract. Moreover, the facts in Mutual Benefit not only involved a company that was fractionalizing life insurance policies to sell to investors, but that company was doing a significant amount of work verifying the medical status of the insured after the policy was purchased, was having to do a significant amount of work to manage the escrow funds because it had not been very successful in predicting the average life span of the majority of insureds and was not being honest with its investors. Therefore, even if the secondary life insurance market seller of a Longevity Asset was viewed as being the investor in a transaction where the Fund is the Longevity Asset purchaser, we view the factual distinctions from Mutual Benefit and the majority view of Life Partners, regarding the Life Partners dissenting opinion as indicating that the fourth prong of the Howey test should fail with respect to the Fund’s Longevity Assets.12 As noted above, however, in the context of the Fund’s purchase of a Longevity Asset, the Fund actually acts in the capacity of the investor. The question is whether the expectation of the Fund (i.e., the investor) to earn profits depends “solely” on the efforts of others (i.e., the secondary life insurance market seller of the Longevity Assets). We believe the Fund’s prospect for earning profits is in no way dependent on the secondary life insurance market seller of the Longevity Assets’ efforts. In light of these factors, we believe a court would most likely determine the Longevity Assets that the Fund purchases would fail the fourth prong of the Howey test.

Moreover, when analyzing the Mortality Contracts and the Fund’s purchase of the Mortality Contracts under the Howey test, it is worth noting that Mutual Benefit (or Life Partners, for that matter) does not purport to determine the question of whether such

[11]

SEC v. International Loan Network Inc., 968 F.2d 1304 (D.C. Cir. 1992) (requiring profits to be generated “predominantly” from efforts of others); Goodman v. Epstein, 582 F.2d 388 (7th Cir. 1978) (profits predominately from others efforts); SEC v. Koscot Interpplanetary, Inc., 497 F.2d 473 (5th Cir. 1974) (clerical efforts not enough); SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476 (9th Cir. 1973) (efforts of others must be significant); McCown v. Heiler, 527 F.2d 204 (10th Cir. 1975) (promoter had to work to improve the lots of the investors to generate profit).

[12]

We note that if the owner of the Mortality Contract is viewed as the “investor,” then the analysis of the first two prongs of the Howey test above changes and each of those prongs fail. Analyzing from that perspective, the owner of the Mortality Contract is not “investing money” with “the expectation of profits.”

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purchase was the purchase of a security under the 1940 Act – the case was decided under the Securities Act. In reaching its conclusion under the Securities Act, the analysis applied by the court in Mutual Benefit focused on whether the viatical settlement transaction – as opposed to the underlying life insurance policy (which would be the equivalent of the Longevity Assets in the instant case) – was an investment contract under Howey. The Longevity Assets are the actual entire unaltered non-variable life insurance policies – not the purchase transaction that resulted in the Fund holding the Longevity Assets.

Flowing from the investment contract analysis above, we also note that the SEC and courts have also distinguished between entire unaltered life insurance policies and fractionalized interests in life insurance policies. This position turns on the understanding that participation in a fractionalized life insurance policy involves participation in a common venture with the expectation of a profit from the efforts of others13 – that is, the Howey test. As such, an investment in a fractionalized interest of a traditional (fixed) life insurance policy may be deemed to be an investment in a security, even when such an investment in an entire traditional (fixed) policy would not be deemed to be a security.14

Conclusions Regarding the Longevity Assets.

Pulling the foregoing together, the Longevity Assets that the Fund purchases from secondary life insurance market sellers have been issued by insurers and are subject to the regulations of the applicable state insurance regulatory agencies. Therefore, the Longevity Assets would most likely be exempt from the provisions of the Securities Act under Section 3(a)(8). Also, based on the analysis of the above-mentioned court decisions because the Longevity Assets provide an investment return that does not vary based on investment experience of the insurer and the Longevity Assets are not fractionalized, the Fund will not be seen as investing in securities to the extent that it invests in fixed policies. Finally, as described above the Longevity Assets should be viewed as satisfying the Howey test and thus not constituting investment contracts themselves. Therefore, based upon the foregoing reasoned analysis, we believe that the intended Longevity Assets most likely would not be viewed as securities for purposes of the 1940 Act.

Fixed Annuity Contracts Likely Will Not Be Deemed to Be Securities.

As referenced in the above section, the SEC and the courts have held that annuity or life insurance contracts whose value depends, at least in part, upon the investment performance of an underlying pool of assets are securities under both the Securities Act and the 1940 Act.15 Because the value of variable annuity contracts will depend, at least in part, upon the investment performance of an underlying pool of assets, those annuity contracts are securities. The Fund, however, expects to target fixed individual annuities and individual single premium income annuities with fixed amount payouts for the life of the named annuitant. Payments on both of these classes of annuities are tied to the life of the named annuitant and are not subject to any investment decision of the named annuitant.

[13]	Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (October 28, 1982); Lubbock Nat’l Bank, SEC No-Action Letter (June 13, 1975).
[14]	We note that this distinction is highlighted in our definition of Mortality Contract in this memorandum, and it is essential to our conclusions.
[15]	SEC v. United Benefit Life Ins. Co., 387 U.S. 202 (1967) and SEC v. Variable Annuity Life Ins. Co. of America, 359 U.S. 65 (1959).

November 2, 2023

Investments in Other Investment Companies Are Securities.

To the extent that the Fund invests in interests in other investment companies, these interests will be deemed to be securities.

Investments in Derivative Products of Longevity Assets are Securities.

The SEC and courts have distinguished between entire unaltered life insurance policies and fractionalized interests in life insurance policies. This position turns on the understanding that participation in a fractionalized life insurance policy involves participation in a common venture with the expectation of a profit from the efforts of others16 – that is, the Howey test. As such, an investment in a fractionalized interest of a traditional (fixed) life insurance policy would be deemed to be an investment in a security, even when such an investment in an entire traditional (fixed) policy would not be deemed to be a security.17

The Fund’s definition of Longevity Assets includes derivatives in Mortality Contracts and Annuity Contracts. Derivatives on Longevity Assets are securities. Where the Fund invests in derivatives, it would not be investing into the reference asset. Instead, the Fund will be purchasing a security where the value is derived from the performance of the underlying reference asset.

Primarily Engaged

As described above, in order to be considered an investment company, the Fund must hold itself out as an investment company or purchase, hold or trade (i.e., buy and sell) “securities.” Our analysis indicates that it is likely that “fixed” Longevity Assets are not securities. However, derivative instruments, investments in other investment companies and variable mortality contracts and annuity products, are securities.

Section 3(a)(1)(A) results in an issuer being an investment company if it (i) engages primarily in the business of investing in securities, (ii) holds itself out as being engaged primarily in the business of investing in securities, or (iii) proposes to engage primarily in the business of investing in securities. All of these elements turn on the meaning of “primarily engaged.” In determining whether an issuer is “primarily engaged” in an investment business, both the SEC and the courts apply a five factor test first set forth by the SEC in Tonopah Mining Company of Nevada.18 These factors are (i) the issuer’s

[16]	Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (October 28, 1982); Lubbock Nat’l Bank, SEC No-Action Letter (June 13, 1975).
[17]	We note that this distinction is highlighted in our definition of Mortality Contract in this memorandum, and it is essential to our conclusions.
[18]

26 S.E.C. 426 (1947). See also, Hallwood Indus. Inc., SEC No-Action Letter (June 19, 1991); Dan River, Inc. v. Icahn, 701 F.2d 2278 (4th Cir. 1983), and SEC v. Fifth Ave. Coach Lines, 435 F.2d 510 (2d Cir. 1970).

November 2, 2023

historical development, (ii) its public representations of its investment policy, (iii) the activities of its officers and directors, (iv) the nature of its present assets, and (v) the sources of its present income. As an interval fund, we believe the Fund is “primarily engaged” in the business of investing in securities, and thus it is an investment company under Section 3(a)(1)(A), and it may be deemed to be an investment company under Section 3(a)(1)(C) depending on the percentage of assets held. Section 3(a)(1)(C) contains two tests which both must be met for a company to be defined as an investment company. First, the company must be “engaged in the business of investing, reinvesting, owning, holding, or trading in securities.” Second, it must own, or propose to acquire, investment securities having a value exceeding 40% of the company’s total assets (exclusive of cash and government securities).

Section 3(a)(2) goes on to provide that “investment securities” includes “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) (emphasis added).” Currently, it is expected that the Fund may at times invest a sufficient portion of its assets in securities so as to meet the “primarily engaged” standard.

Conclusions

As discussed above, because the Fund intends to hold itself out as an investment company and primarily engage in the investment and holding of Longevity Assets some of which are securities, the Fund is therefore eligible and potentially required to register as an investment company under the 1940 Act.

4.

The disclosure, “An investment in the shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s quarterly repurchase policy” is repeated twice on the same page. Please delete in one place to avoid duplication.

Please see revised Form N-2 at page vii. Repetitious statement has been deleted.

5.	The cover page to the prospectus includes significant risks of investing in the Fund’s shares.

a)	Please include the following risk factors:

•	Investments in Longevity Assets are highly speculative and involves risks that the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated.

•	Longevity Assets are illiquid and cannot be readily sold.

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•	There is no readily available market for the Fund’s primary investments. Therefore, the calculation of the Fund’s net asset value involves many assumptions and could be wrong.

•	Investing in Longevity Assets involves risks that the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors. Also, the Fund may pay distributions from return of capital which is a distribution of the shareholders’ investment.

Please see the updated risk factors disclosures of the revised Form N-2 at pages vii – viii.

b)

Currently, the fourth bullet says, “The Fund will make quarterly offers to repurchase a portion of the outstanding shares...” As is, this bullet does not read as a risk factor, but rather reads as a statement on liquidity offered. Please revise. For example, “The Fund will only make quarterly offers to repurchase a portion of the outstanding shares...”

Please see revised Form N-2 at page vii. The revised risk factor reads as follows: “The Fund will only make quarterly offers to repurchase a portion of the outstanding shares; the Fund’s fundamental policies only require the Fund to offer to repurchase at least 5% of the total outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy described in “Quarterly Repurchases of Shares” on page 39 of the Prospectus.”

c)	Several of the bullets listed are duplicative and disclose there is limited liquidity. Please consolidate any related bullets.

Please see revised Form N-2 at pages vii—viii. We have consolidated limited liquidity bullets.

6.	Under the heading, “Investment Objective,”

a)

The Fund has “income” in its name. The term “equity income” suggests that a fund focuses its investments on equities and has an investment objective or strategy of achieving current income. Please explain why the investment objective does not correlate with the name. We may have additional comments.

November 2, 2023

Please see response to Comment 2 above. The Fund has been renamed “ABL Longevity Growth and Income Fund.” Regarding “growth,” the Fund expects the value of Mortality Contracts to appreciate while held; the Fund may earn revenue from trading or upon maturity of the Mortality Contracts. In the reverse, the value of Annuity Contracts likely will reduce in value as they approach maturity, subject to certain external factors such as prevailing interest rates and the actual longevity of the annuitant. The Manager expects its assets to be heavily weighted towards fixed Mortality Contracts over variable Mortality Contracts and Annuity Contracts. Regarding “income,” the Fund targets distribution of income on a quarterly basis. Initially, income will be derived from Annuity Contract distributions and distributions on other assets while the Mortality Contracts mature and appreciate. Income from Annuity Contracts, along with proceeds from the sale of shares and trading in Longevity Assets, will be used to fund purchase of Longevity Assets, to pay premiums on Mortality Contracts and fund shares repurchase obligations, with any excess cash available for distributions.

We note that the definition of “Mortality Contracts” has been revised at pages 1 and 28 to be inclusive of (i) primarily non-variable individual life insurance contracts, and (ii) a small amount (less that ten (10%) percent of NAV) of variable life insurance contracts and assets similar to or derivative of life insurance contracts.

We also note that the definition of “Annuity Contracts” has been revised at pages 1 and 28 to be inclusive of (i) primarily individual annuities and individual single premium income annuities, and (ii) a small amount (less than ten (10%) percent of the “residual value” of all Annuity Contracts) in variable annuities and similar or derivative assets. “Residual value” means the amount determined by multiplying (i) an Annuity Contract’s annual distributions, by (ii) the number of years remaining in the life expectancy of the annuitant.

b)	Please describe the following terms in Plain English: tertiary market, non-variable life insurance contracts, annuities, and individual single premium income annuities. (page 1)

Please see revised Form N-2 at pages 1-2.

7.	Under the heading, “Investment Strategy and Criteria used in Selecting Investments in Longevity Assets,”

a)	The disclosure says the Fund “will provide an attractive risk-adjusted return.”

i.	Please disclose how the Fund would obtain an attractive risk-adjusted return through investments in Longevity Assets.

November 2, 2023

Please see our response to Comment 6(a) above and revised Form N-2 at page 2 (Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets).

ii.	Please include in this discussion that, given the lack of a trading market in the Fund’s shares, that a return would be realized only through the limited repurchase offers of the Fund.

Please see revised Form N-2 at page 2 (Closed-End Fund Structure).

b)	Please disclose in this section how the Fund will be acquiring the Longevity assets.

Please see revised Form N-2 at page 2 (Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets).

c)	Please explain and disclose in plain English what is meant by “stochastic properties of the Longevity Assets.”

Please see parenthesized clarification in revised Form N-2 at page 2 (Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets), “stochastic properties” (random but probabilistic events or occurrences)…”

d)	Please briefly describe the factors considered by the technology provided by the Sponsor’s affiliate when determining whether to buy or sell a Longevity Asset.

Please see revised Form N-2 at page 2 (Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets).

e)	Please describe the Longevity Market Methodologies in greater detail. (page 1)

ABL Technologies has developed an innovative methodology for valuing Longevity Assets. The key distinction in this approach is its dual-criterion evaluation system. The first of these criteria focuses on the valuation of the Longevity Asset using a defined risk-adjusted market discount rate, coupled with a projected life expectancy. This provides that the asset’s valuation is based upon realistic life expectancy predictions, adding a layer of precision to the valuation process.

The second criterion derives its valuation from the cost basis of the Longevity Asset and incorporates a risk-adjusted historical trade spread. This inclusion ensures that the valuation considers the dynamics of historical trading patterns using over 1000 realized Longevity Asset trades spanning over a 4-year period. The final valuation is determined by taking the lesser of these two figures. This approach provides a

November 2, 2023

robust and balanced valuation system, ensuring that investors are presented with an accurate representation of the portfolio’s intrinsic value. This accounts for the complexities inherent in factoring in life expectancy and historical trade metrics, offering a comprehensive view of the portfolio’s worth.

8.	Under the heading, “Management of the Fund,”

a)

Please confirm Longevity Wealth Advisors, LLC is a registered investment adviser. Based on a recent investment adviser search, the firm is not currently registered. Please explain to us why the adviser is not registered and when it anticipates registering.

Longevity Wealth Advisors, LLC, the Manager, is currently registered as an “exempt reporting adviser.” Prior to effectiveness of the Registration Statement, Longevity Wealth Advisors, LLC will amend its registration to a “registered investment adviser.” Longevity Wealth Advisors, LLC is in the process of changing its name (which is currently pending) to “ABL Wealth Advisors, LLC” and activated its website at “ABLWealth.com.”

b)	There appears to be no CCO or contact person listed for the investment adviser in its Form ADV. Please include the next time you update Form ADV.

Form ADV has been updated to reflect that Mr. William McCauley serves as the CCO of the Manager, and his role as CCO is also disclosed on page A-7 of the updated SAI.

c)	The website, http://www.longevitywealthadvisors.com, appears to be inactive. Please explain why the website is inactive and whether the Fund’s investment adviser has an active website. (page 2)

As noted in response to Comment 8(a) above, the Fund’s Manager is in the process of changing its name (which is currently pending) to “ABL Wealth Advisors, LLC.” Manager has also updated and activated its website “ABLWealth.com.”

9.	Under the heading, “Fund Expenses,”

a)	In footnote (3), disclosure says shareholders may be subject to a CDSC. Please provide a cross-reference to disclosure as to the conditions an investor would be charged a CDSC. (page 3)

Please see revised Form N-2 at page 5 (Annual Fund Operating Expenses).

b)

In footnote (5) to the fee table, the disclosure says the amounts shown in the table assume that the Fund sells $250,000,000 worth of shares during the twelve months following effectiveness of the registration statement. Please indicate the basis for selecting that amount of assets under management and explain why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first twelve months of the continuous offering of its shares.

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To appropriately address this Comment, we would first describe the size of the life settlement industry as a whole. According to the annual Deal Report, over 3,000 policies with an aggregate face value of $4 billion was transacted in 2022. Abacus Settlements, LLC has consistently been the number two life settlement provider in the industry representing 20% of the market. In 2022 alone, Abacus paid out over $150 million across 487 settlements. Abacus originations have been growing 20% annually and 2023 is on pace to pay $200M on over 600 policies transacted. We believe there is a robust inventory of assets available to the Fund.

The Manager also feels confident that there is significant investor demand for this low correlated asset class. Over the last two years, five private placements were launched and over $60 million was raised from accredited investors by Abacus Settlements, LLC’s sister company, LMA. This Fund will be open to all investors, retail and accredited. We therefore believe the audience for the Fund will be larger. Further, given the current macro-economic backdrop of higher interest rates, traditional asset classes like stocks and bonds have not been providing the returns investors desperately seek. For example, in the third quarter of 2023, both the bond and stock market suffered losses. The Manager is excited to offer this alternative asset to a large retail base at a reasonable expense ratio. The Manager believe this Fund will dampen the volatility being experienced in portfolios holding traditional asset classes.

10.	Under the heading, “Management Fee,”

a)

The disclosure says the Fund pays the Manager a management fee of 1.45% per annum of the average daily assets under management. However, the fee table says the management fee is based on “net asset value” and not daily assets under management. Please revise and disclose consistently. (page 4)

The revised Form N-2 has been updated at page 4 to consistently reflect that the management fee will be calculated based on AUM. AUM being the face value of cash and cash equivalents plus the lower of a Longevity Asset purchase price or estimated value. Estimated value for Annuity Contracts, for instance, will be the residual value as defined in our response to Comment 6.a) above. The management fee will be “adjusted to actual value of a Longevity Asset upon liquidation of such asset.

b)	Please explain to us the purpose of the “Catch-Up payment,” and why it is not in effect an incentive fee. (page 4)

Please see the revised calculation of Management Fee at page 6, as follows:

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Management Fee Calculation. Daily AUM shall be determined by multiplying 1.45% (annualized, e.g., 0.003972% per day or 0.00396175% per day for a 366-day year) by (1) the sum of (a) face value of any cash and cash equivalent assets, and (b) the lower of (x) the purchase price for a Longevity Asset or (y) the Manager’s current estimated value of a Longevity Asset. To the extent that the actual liquidation price of a Longevity Asset (upon the sale or maturity of a Longevity Asset) is either greater or lower than the estimated amount used to value the asset in (b) above for purposes of calculation of the management fee, the Manager shall either receive or refund a management fee differential payment equal to the difference between the amount used to calculate the management fee in (b) above by the actual liquidation value, multiplied by the number of days the asset was held multiplied by the management fee rate.

11.	Under the heading, “Fund Structure,” the investment objective is different than previously described in the registration statement on page 1. Please revise. (page 4)

Please see revised Form N-2 at pages 5 and 6 (Fund Structure). We have removed the redundant, inconsistent reference to “investment objective in this section.

12.	Under the heading, “Investments in Other Investment Companies,” please disclose what percentage the Fund will invest in private funds. (page 5)

Please see revised Form N-2 at page 7 (Investments in Other Investment Companies). The Manager expects investment into other investment companies to be minimal and in any event less than 10% of NAV.

13.

Under the heading, “Line of Credit,” the disclosure states the following: “[t]he Fund will ensure that a credit line and/or a percentage of its net assets equal to...” Please delete reference to use of the credit line and conform the disclosure to the requirements under Rule 23c-3(b)(10)(i). (page 5)

Please see revised Form N-2 at page 5. Reference to “Line of Credit” have been deleted and the “Liquidity requirements” at page 5 have been updated consistent with the requirements of Rule 23c-3(b)(10)(i).

14.

Please advise how the Fund will disclose its portfolio holdings of Fund assets to shareholders in its periodic reports, including whether each policy will be identified or whether a summary of the pertinent data, e.g., age and gender, will be included.

All Fund assets will be held by qualified custodians.

The Fund does not intend to provide policy specific information as this could present risk to the Mortality Contract insureds. Instead, the Fund plans to present anonymized, and aggregated asset disclosure for all Longevity Asset, which will include for each category of assets a summary of pertinent data including: (i) number of policies held, (ii) policy types, (iii) policy sizes, (iv) exposure to carriers, (v) carrier financial ratings, and (v) age, gender and life expectancy of insureds.

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With regard to liquid assets such as cash and exchange traded securities, the Fund will disclose any such assets to the extent required by the 1940 Act.

15.

Under the heading, “Incomplete Information,” disclosure says, “In response to questions and requests and in connection with due diligence meetings and other communications, the Manager may provide additional information to certain investors that it does not provide to other investors.”

a)	Please explain what types of information would be provided only to certain investors; and

Please see revised Form N-2 at page 7 (Incomplete Information). The manager may respond to specific questions from investors or potential investors that are unique to their situation. To the extent that the questions and responses do not have general applicability to Fund investors or the responses relate to personal information, the manager does not expect to share such responses generally. For instance, a potential investor may share its current income, retirement asset allocation, free cash, age, retirement goals and other relevant information with the Manager, and then ask the manager specific questions regarding the investor’s potential investment into the Fund. This response would not have general application to the other investors and may reference personal information that would not be appropriate to share generally. No such information would have a material negative effect on other investors in that fund.

b)

Why the Manager would provide additional information to only certain investors and how this complies with the Manager’s fiduciary duty to its clients. See e.g., Private Fund Advisers; Documentation of Registered Investment Adviser Compliance Review, Release No. IA-6383 (Aug. 23, 2023) (discussion of preferential treatment); Rule 211(h)(2)-3 (Preferential Treatment). (page 5)

As noted in response to Comment 15(a), no information would be provided to any investor that would violate the Preferential Treatment restrictions set forth in Rule 211(h)(2)-3.

16.

Under the heading, “Limited Liquidity” and “Illiquidity of the Shares; Restrictions on Transfer,” the disclosure says shareholders generally may not transfer, assign or sell all or any part of their shares to any other person, in whole or in part, “(i) without the prior written consent of the Manager, which may be granted or withheld in its discretion.” Please disclose the various reasons the Manager would withhold consent. (page 5-6)

November 2, 2023

Please see revised Form N-2 at pages 7 and 8 (Limited Liquidity and Illiquidity of the Shares; Restrictions on Transfer). The manager may deny shares transfer for certain regulatory reasons. For instance, the Manager may deny transfer of shares if (i) due diligence on the potential shareholder uncovers material negative news, anti-money laundering issues, sanctions violations, to significant reputational risk, (ii) transfer of the shares could result in loss of RIC status, or (iii) transfer of the shares could cause other issues that lead, additional compliance costs, or if the transfer could require the Fund to register, for instance, under the Exchange Act of 1934, or a non-US regulatory regime.

17.

Under the heading, “Recourse to the Fund’s Assets,” disclosure says, “The Fund may be subject to registration under the Exchange Act if the Fund has assets above $10 million and more than 2,000 holders of shares, which would increase the Fund’s costs and require substantial attention from management.”

a)	Please explain to us why this “may” occur because if the Fund hits these limits, the Fund will become subject to registration under the Exchange Act.

Please see revised Form N-2 at page 9 (Recourse to the Fund’s Assets). We have changed the word “may” to “will.”

b)	Please explain whether the Fund intends to limit itself to 2,000 shareholders. (page 7)

Please see revised Form N-2 at pages 9 and 10 (Recourse to the Fund’s Assets). The Fund currently intends to limit shareholders to less than 2,000 holders. The Fund plans to reevaluate its shareholder limit in the future to determine whether Exchange Act registration would be worthwhile in order to accept additional investors and grow the Fund. Given the size of the asset class, there is potential that the Fund could exceed 2,000 investors and still be sufficiently agile to navigate the market.

18.	Under the heading, “Risks associated with Longevity Assets,” please provide the SEC staff a copy of the Longevity Market MethodologyTM. We may have additional comments. (page 8)

Delivered on October 16, 2023, via email to Ms. Vroman-Lee.

19.	Under the heading, “Litigation Risk,”

a)	Please disclose the risks of increased Fund expenses due to litigation, both as plaintiff and defendant. (page 8)

Please see revised Form N-2 at page 11 (Litigation Risk).

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b)

Please disclose whether the Fund may sell a Mortality Contract where the insurer has refused payment and the extent of the market for such assets where the insurer has refused payment. Please also disclose that an insurer’s refusal to pay both negatively impacts the Fund’s ability to make distributions and results in a loss to the investment and to the Fund’s net asset value. (page 8)

Please see revised Form N-2 at page 11 (Litigation Risk).

20.

Under the heading, “Borrowings by the Fund: Use of Leverage,” the disclosure says that the “Fund may incur leverage by borrowing money from banks or other institutions, including loans made under certain Mortality Contracts owned by the Fund by the Mortality Contract issuers.” Please supplementally explain if any Mortality Contract issuers are affiliates of the Fund or Manager. (page 9)

Please see revised Form N-2 at page 11 (Borrowings by the Fund: Use of Leverage). None of the Fund, the Manager nor any affiliate are affiliated with any Longevity Asset or other insurer. We have updated this section to note that the Fund will not borrow from affiliated persons unless such borrowings do not incur fees or interest to the Fund.

21.	Under the heading, “Cross Trades,” the disclosure says the Fund intends to purchase life settlements directly from Abacus Settlements, LLC. Please advise:

a)	Whether there are any other brokers that will sell longevity assets to the Fund;

Please see revised Form N-2 at page 12 (Cross Trades). Longevity Asset brokers will identify (not sell) Longevity Assets (primarily fixed Mortality Contracts) to the Fund for the Fund’s consideration to purchase such assets directly from the seller. Generally, the purchase price of a Longevity Asset includes all commissions payable by the seller of the Longevity Asset and is paid directly to the seller of the Longevity Asset, not the broker. Usually, the seller of a Longevity Asset will ask the purchaser to bifurcate the payment for a Longevity Asset by sending a portion of purchase price directly to the seller and the commission portion of the purchase price directly to the seller’s broker. If and to the extent the Fund sells a Longevity Asset, it expects that it will receive payment therefore directly from the buyer. Depending on the terms of the sale, the Fund may either forward a portion of the payment (a market rate commission) to the broker that facilitated the transaction on behalf of the Fund or the Fund may request that the buyer bifurcate payment and pay the commission portion of the purchase price directly to the Fund’s broker. The Fund will not purchase Longevity Assets directly from any affiliated party unless in compliance with Section 206(3) of the Advisers Act, and the applicable Rules thereunder, and Section 17 of the 1940 Act and the Rules thereunder, as applicable.

b)	Whether there are any business relationships or other connections between any broker and the Fund;

The Fund expects to engage Abacus Settlements, LLC (“ASL”), an affiliate of the Manager, as its primary life settlement broker. The Fund expects to engage LMA to facilitate certain purchase and sale transactions for the Fund. Neither are expected act as a principal in a trade. Approval of transactions either ASL or LMA will comply with the exemptive relief requirements set forth in 1940 Act Rule 0-1(a)(7).

November 2, 2023

c)	Whether the Fund pays commissions or makes other payments to a provider, a broker, or an individual which sells Longevity Assets to the Fund;

Please see our response to Comments 21(a) and (21(b) above. The Fund expects to pay at or below market rate commissions for the purchase and sale of Longevity Assets.

d)	Whether these commissions are “capitalized” as a spread in the purchase price; and, if so, please disclose the typical or average commission paid on the purchase or sale of life settlements;

Yes, commissions paid by the Fund for its purchase of Longevity Assets will be capitalized as part of the purchase price. Commissions paid to sell Longevity Assets will be expensed as a current cost. The current market rate for brokerage commissions on Mortality Contracts is up to 6%, and typically between 3% to 5% of the policy’s death benefit. This amount may vary in the future based on market dynamics for Longevity Assets.

The Fund plans to purchase Annuity Contracts directly from insurers. Purchase commissions are generally paid by the issuing insurer and not the Fund. The Fund does not generally plan to trade in Annuity Contracts. The Fund plans to invest in Annuity Contracts primarily for cash flow management purposes. In the event that it does sell an Annuity Contract, it will pay market rate commissions to the broker facilitating the sale.

e)	What percentage of assets may be invested in the Mortality Contracts issued by any one life insurance company;

The Fund’s determination to purchase Longevity Assets will be based upon the Manager’s assessment of intrinsic value, rather than concentration of investments in a Longevity Asset issuer. However, the Fund does plan to limit its exposure to certain insurance carriers as follows:

•

The Fund will limit its exposure to Mortality Contract insurers to less than 10% of face amount of all Mortality Contracts if the insurer does not hold a Financial Strength Rating of B+ or better rating from AM Best, and

•

The Fund will limit its exposure to less than 10% of the estimated residual value of all Annuity Contracts if an insurance carrier does not hold a Financial Strength Rating of B+ or better rating from AM Best. Residual value is defined in our response to Comment 6.a) above.

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f)

The disclosure states the following: “[a]ny transactions between an affiliate of the Manager and the Fund will be effected only at prices which are at or below market valuation price used in the Fund’s valuation guidelines and will be subject to the oversight and approval of the independent trustees. The Fund will not engage in principal trades with an affiliate unless it receives appropriate approvals from shareholders.”

i.	Please supplementally explain how these transactions between an affiliate of the Manager and the Fund comply with section 17 of the 1940 Act and the rules thereunder.

Please see revised Form N-2 at page A-4 (Affiliated Transactions Restrictions). The Fund will not engage in principal trades or cross trades except in compliance with applicable Investment Adviser and 1940 requirements. As a general statement, the Fund does not plan to enter into either cross trades or principal trades. Rather, the only affiliate transactions anticipated are the use of ASL and LMA as brokers for trading in Longevity Assets that are not securities (e.g., fixed Mortality Contracts and non-variable Annuity Contracts).

ii.

Please explain how shareholder and independent trustee approval permit a prohibited joint transaction under section 17(d) of the 1940 Act. Please explain if the Fund has, or is seeking, exemptive relief to enter into joint transactions.

Please see response to Comment 21.f)i above.

g)	Please advise whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more insurance companies.

The fund will only transact in Longevity Assets already in the public domain. It intends to purchase Longevity Assets only from investors and dealers, not in any collaboration with any insurers, and not directly from insureds.

i.

Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, please advise whether investors will be given additional information about the life insurance companies obligated to make payments on the Longevity Assets in which the Fund invests. If not, please tell us why not.

Please see our response to Comment e) 21.e) above, which contains the Fund’s concentration and exposure limits to insurance carriers.

h)	Please advise whether the Fund will provide additional information (e.g., brokerage commissions) about the brokers selling Longevity Assets to the Fund. If not, please tell us why not.

November 2, 2023

Gross purchase price includes all fees and commissions. Line items for commissions, fees and expenses will be disclosed in the Fund’s financial statements, which we expect will include a breakout of affiliate vs. non-affiliate brokerage commissions.

22.

Under the heading, “Longevity Asset Acquisition Risk,” disclosure says, “The period required for the Fund to be fully invested could be extremely long...” In addition, disclosure on page 23, under the heading, “Use of Proceeds,” says “shares will be invested ... as soon as practicable.” Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective (e.g., 3 months). If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to Form N-2.

Please see revised Form N-2 at page 13 (Longevity Assets Acquisition Risk), wherein we disclose that we expect the Fund will be able to invest share proceeds into Longevity Assets within three (3) months from receipt. Since an Interval Fund is continuously offered, we do not expect the entirety of the target $250m to be received at inception, but rather over the course of time. We expect to raise the target capital within one year following the commencement of operations, depending on marketing efforts and success. The Manager may vary sales activity to meter share sales based on availability of acceptable Longevity Assets in the market.

23.

Under the heading, “Validity of (updated) Underwriting Tables Used by Medical Underwriters for Certain Mortality Contracts” disclosure says, “Longevity Assets will be valued using an amended form of the U.S. Society of Actuaries 2015 Valuation Basic Table.” However, earlier in the registration statement, disclosure says Longevity Assets will be based on proprietary methods. Please correct this inconsistency. (page 11)

Please see revised Form N-2 at page 14 (Validity of (updated) Underwriting Tables Used by Medical Underwriters for Certain Mortality Contracts), wherein we describe the use of proprietary LMA technology to aid in the valuation of Longevity Asset by leveraging the abovementioned Underwriting Tables.

24.	Under the heading, “Compliance with State Insurance Laws,”

a)	Please provide us with your legal analysis on the regulations, if any, applicable to the Fund under the insurance laws and regulations of the states in which it intends to do business.

Since the Fund acquires Mortality Contracts in the tertiary market, state life settlement laws, found within state insurance codes, do not require the Fund to be licensed as a life settlement provider. Generally, the Fund will be deemed to be a “financing entity” under applicable state laws because it provides financing to licensed life settlement providers under written agreements for their purchase of life insurance policies from their original owners, which policies are thereafter resold to the Fund by licensed life settlement providers. A financing entity is expressly exempted from licensure as a life settlement provider under applicable state life settlement laws.

November 2, 2023

b)	Please confirm to us that the Fund’s proposed operations are fully consistent with the laws and regulations of the states in which it intends to do business.

The Fund will transact its business from Florida where its principal and sole office is located. As provided in response to Comment 24.a) above, the Fund will not be subject to Florida’s viatical settlement laws, and the Fund’s proposed operations will not violate any applicable Florida law.

c)

Please advise whether the Fund has written approvals, or similar documents, from the applicable state insurance regulatory agencies and legal opinions from Fund counsel. If so, please include these as exhibits to the registration statement. (page 14)

The Fund does not have any written approvals or similar documents from any state insurance regulatory agency as the Fund is not regulated by state insurance regulatory agencies given that the Fund does not transact business as a life settlement provider, life settlement broker or life expectancy provider, which are the types of businesses that state life settlement laws regulate.

The Fund has not received any legal opinions from its legal counsel.

25.

Under the heading, “Longevity Asset Variables,” please include the first sentence of this paragraph to the principal investment strategy section. This sentence says, “The Fund expects to assemble a pool of Longevity Assets with distinct terms and provisions with respect to the purchase price, premium payments, face amount and life expectancy of the insured.” (page 15)

Please see revised Form N-2 at page 18 (Longevity Asset Variables).

26.

Under the heading, “Risk of Certain Mortality Contracts Being Deemed Securities,” please revise the disclosure which says “the Fund...could potentially, (have) the obligation to register as an “Investment Company” pursuant to the (1940 Act)” as the Fund is registering, and has filed this registration statement, as a registered investment company under the 1940 Act. (page 16)

Please see revised Form N-2 at page 19 (Risk of Certain Mortality Contracts Being Deemed Securities).

27.

Under the heading, “Concentration and Diversification of Mortality Contract Issuers,” please include the first sentence of this paragraph in the principal investment strategy section. The sentence says, “The Fund intends to diversify its portfolio by investing in a variety of Longevity Assets issued by several different Mortality Contract issuers.” (page 17)

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Please see revised Form N-2 at page A-2 (Investment Objective and Policies).

28.	Under the heading “Tax Risks,” please disclose any tax risks related to the streams of payments from life settlements, annuities, structured settlements. (page 18)

Please see revised Form N-2 at page 21 (Tax Risks).

29.	Under the heading, “Custodian,” please disclose the phases of Mortality Contract and Longevity Asset transactions and how the Fund’s custodian will maintain custody of the Fund’s assets. (page 21)

All Fund assets, including all Longevity Assets, will be held by an unaffiliated “qualified custodian,” as required by 17 CFR § 275.206(4)-2. Distributions from Annuity Contracts and trading and maturity proceeds from Mortality Contracts will be paid directly to the Fund’s operating accounts held at a federally-chartered “financial institution,” which is also a qualified custodian. The Fund documents will disclose the names of its qualified custodians.

30.	On page 22, under (1), please change “not more than 100 shares” to “less than 100 shares.” See Rule 23c-3(b)(5)(i) under the 1940 Act.

Please see revised Form N-2 at page 27 (Repurchases of Shares).

31.	Under the heading, “Investment Policies,”

a)	Please explain to us why “Needs Check” is in parentheses and what this means.

Please see revised Form N-2 at page 28. “(Needs Check)” has been removed.

b)

Disclosure says, “The primary focus of the Fund is to effectively deploy the proceeds of its offering into a diverse and actively managed portfolio consisting mainly of tertiary market non-variable individual life insurance contracts, individual annuities, and individual single premium income annuities.” Please discuss any intended allocation among these investment types. (page 25)

Please see revised Form N-2 at page 28 (Investment Policies). The Fund and Manager intend to take an opportunist approach to purchasing Longevity Assets, based on the perceived value of the asset. The Fund and Manager intend to manage sales of shares, cash, cash equivalents and Annuity Contracts primarily to manage liquidity requirements of the Mortality Contracts and shares repurchase obligations.

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32.

The Registration Statement states on page 26 that the Fund may hold certain assets, particularly non-U.S. Longevity Assets in non-U.S. subsidiaries. Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. Regarding any subsidiary of the Fund, please disclose:

a)	Whether the subsidiaries will be wholly or majority owned. We may have additional comments.

While no subsidiaries exist as of this date. The Fund expects that any future subsidiary would be wholly-owned by the Fund.

b)	That the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

Yes, the Fund expects that any investments held by a wholly-owned subsidiary would be aggregated with the Fund’s investment portfolio.

c)

That the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own;

Yes, the Fund expects that the capital structure and leverage of any subsidiary would comply with 1940 Act requirements.

d)

Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;

Yes, any investment adviser to a future subsidiary and any such investment management agreements would comply with 1940 Act requirements, including 1940 Act disclosure requirements.

e)	That the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Also, please identify the custodian of the subsidiary; and

Any future subsidiary of the Fund would comply with 1940 Act affiliate transaction and custody requirements. The Fund does not currently have or intend to form any subsidiary. Therefore, the “subsidiary” has not engaged a custodian. The Fund will establish proper custodian relationships for any subsidiary prior to acquiring any assets for a new subsidiary.

November 2, 2023

f)

That the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary.

The Fund will address these points and comply with all 1940 Act requirements prior to establishment of any subsidiary.

g)	Please also confirm in correspondence that:

i.

If the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table requested below;

This would be agreed upon formation of any subsidiary.

ii.	The subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States;

This would be agreed upon formation of any subsidiary.

iii.

The subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and

This would be agreed upon formation of any subsidiary.

iv.	Whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

Yes, financial statements of any subsidiary would be consolidated with the Fund’s if and when a subsidiary is established.

33.

Under the heading, “Net Asset Value (NAV), disclosure says “Investments may be priced by a method that the Board or Longevity Market Technologies, LLC believe reflect fair value.” Please clarify this disclosure to say the Board has the ultimate responsibility on valuation. (page 34)

Please see revised Form N-2 at page 39 (Net Asset Value (NAV)).

November 2, 2023

34.

Under the heading, “Anti-Takeover Provisions In The Declaration Of Trust,” please submit to the SEC staff the Fund’s Declaration of Trust. We reserve comment on this section until the Fund has filed its Declaration of Trust. Please do so sufficiently in advance of desired effectiveness to afford the staff adequate time to review and comment on this material and for the Fund to respond to any comments, which may be substantial. (page 44).

The Fund’s Declaration of Trust, will be filed by amendment as an exhibit to the revised Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

35.	Please include in the fundamental policies with respect to repurchase offers:

a)	Dates of repurchase request deadlines (or how to determine those dates); and

Please see revised SAI at Page A-4 (Repurchase Offers).

b)	The maximum time between each repurchase request deadline and the next repurchase pricing deadline. See Rule 22c-3(b)(2)(i). (page A-3)

Please see revised SAI at Page A-4 (Repurchase Offers).

36.	Under the heading, “Affiliated Transactions Restrictions,”

a)

The disclosure says, “However, the Fund and its affiliates may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff.” Please supplementally explain to us what are these “certain positions.” For example, if this is referring to SEC staff no-action letters, please identify those staff letters.

Rules 17a-6 and 17d-1(d)(5) describe the circumstances in which a fund may enter into principal transactions and joint arrangements with its portfolio affiliates, and the portfolio affiliates of affiliated funds. Rule 17a-10 and the amendments to rules 10f-3, 12d3-1, and 17e-1 describe additional circumstances where a fund may engage in transactions and arrangements with persons who are affiliated persons of the fund because they provide investment advice with respect to (i) an affiliated fund, or (ii) a portion of the fund’s assets that will be unaffected by the transaction.

Rule 17a-7 permits cross trades between two funds that are affiliated only because they share a common advisor if (1) market quotations for the security to be traded are readily available; (2) the trade is executed at “current market price”; and (3) the advisor is not compensated for the trade. Additionally, Rule 17a-7 requires that each such cross-trade transaction be consistent with the policy of each fund; that the board (including a majority of independent directors) take certain actions; and that the fund maintain certain records. In addition, to rely on Rule 17a-7, the Fund board must satisfy the governance standards defined in Rule 0-1(a)(7), which it intends to do.

November 2, 2023

Rule 17d-1(d)(c) provides an exemption for certain joint arrangements, including Joint liability insurance policies, provided:

•	Participation is in the fund’s best interests;

•	Premiums are allocated in a fair and reasonable manner; and

•	The policy does not exclude coverage for claims made against an independent director by another insured.

b)

The disclosure says, “In particular, the Fund expects to engage Abacus Settlements, LLC as its primary life settlement broker and Longevity Market Assets will engage in purchase and sale transactions with the Fund.”

i.

Please supplementally explain how the Fund will comply with section 17(e) and rules thereunder with respect to engaging the Manager’s affiliate, Abacus Settlements, LLC as its primary life settlement broker.

Rule 17e-1 provides a “safe harbor” from the restriction of Section 17(e)(2)(A), which prohibits a broker from receiving remuneration from an affiliated fund in excess of the “usual and customary” broker’s commission. A commission, fee, or other remuneration is deemed as not exceeding the usual and customary broker’s commission if commissions paid by the Fund are reasonable and fair in comparison to what others charge for comparable transactions. The Fund board (including a majority of the independent directors operating in compliance with Rule 0-1(a)(7)) will:

•	Adopt procedures which are reasonably designed to provide that the commissions paid by the fund meet this standard; and

•	Determine at least quarterly that transactions during the preceding quarter complied with such Policy.

•	The fund board must satisfy the governance standards defined in Rule 0-1(a)(7).

•	The Fund will establish such policies and procedures prior to going effective.

November 2, 2023

In addition, the Fund board will satisfy the governance standards defined in Rule 0-1(a)(7). This includes the requirement that (i) at least seventy-five percent (75%) of the directors of the Fund not be interested persons of the Fund (i.e. must be disinterested directors), (ii) that the disinterested directors select and nominate any other disinterested directors, (iii) that any person who acts as legal counsel to the Fund be an independent legal counsel, (iv) that a disinterested director serve as chairman of the board, (v) that the board of directors evaluates the performance of the directors and committees on at least an annual basis, and that this evaluation include consideration of the effectiveness of the committees structure of the Fund’s board and the number of funds on whose boards each director sits, (vi) that the disinterested directors meet at least quarterly in a session at which no directors who are interested persons of the Fund are present, and (vii) that the disinterested directors have been authorized to hire employees and to retain advisors and experts necessary to carry out their duties. The Fund will adopt a governance policy which stipulates to each of the requirements listed above with respect to Rule 0-1(a)(7).

ii.	Please similarly explain how the Fund will comply with section 17(d) and/or 17(a) and rules thereunder by engaging in purchase and sale transactions with Longevity Market Assets. (page A-4)

Longevity Market Assets will act as a broker to arrange transactions for the Fund. As part of its role as life settlements broker, Longevity Market Assets may hold certain Longevity Assets on its books for a period of time during which the underlying life settlement transaction is affected. Once the underlying life settlement transaction has been completed, Longevity Market Assets will then transfer the subject Longevity Asset to the Fund, at the same price that Longevity Market Assets purchased the Longevity Asset from the initial seller. While it is possible, therefore, that some Longevity Assets will be transferred from Longevity Market Assets to the Fund, this will only be done to effect the ultimate transaction in which the Fund buys or sells the subject Longevity Asset. In no event will Longevity Market Assets receive any fee or markup on the purchase or sale of Longevity Assets by or to the Fund. In addition, Longevity Market Assets will serve solely as an intermediary for the Fund in the completion of any transaction in Longevity Assets in which it engaged through Longevity Market Assets. The disclosure in the revised Form N-2 (page 2) and the updated SAI (page A-5) have been redrafted to make this clear.

37.

Under the heading “Experience and Qualifications of Trustees,” please identify which Trustees are interested pursuant to Section 2(a)(19) of the 1940 Act. For each director who is an interested person of the Registrant, please describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. See Item 18(1), Instruction 2 of Form N-2. (page A-7)

November 2, 2023

Please see revised SAI at Page A-7 (Experience and Qualifications of Trustees). Please see the revisions beginning on page A-7, which expressly identifies each trustee as either interested or disinterested and sets forth the reasoning with respect thereto.

38.	Under the heading, “Original Issue Discount, Market Discount,” Please disclose the following:

a)	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at maturity;

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

b)	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

c)	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest in cash;

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

d)	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

e)	Use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees; and

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

f)

The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets.

November 2, 2023

This Section has been deleted in the revised Form N-2 and updated SAI because the Fund does not intend to enter into such OID debt transactions.

ACCOUNTING COMMENTS

39.

Currently there is no line item in the fee table for acquired fund fees and expenses (“AFFE”). Please confirm the Fund does not expect to incur any during its first year of operation or that such fees are less than one basis point of average net assets of the Fund and are included within “other” expenses. Otherwise, please add a caption for the AFFE and estimate the amounts the Fund expects to pay during the first year of operations. (page 3)

Confirmed. The Fund expects that any AFFE it incurs during its first year of operation will be less than one basis point of average net assets of the Fund and are included within “other” expenses.

40.	Please confirm that the amounts for the 1,3, 5 and 10 years in the expense example are based on a $1,000 investment as indicated in the description. (page 3-4)

Confirmed.

41.	Please provide a revised expense example that will include the effect of the sales load. (page 4)

Please see revised expense example at page 4 of the revised Form N-2, which includes the effect of the sales load.

42.	Please ensure the management fee calculation aligns with the calculation included in the Investment Advisory Contract. (page 4)

The Fund acknowledges the Staff’s comment and has confirmed that the management fee calculation in the Registration Statement aligns with the calculation under the Investment Advisory Contract.

GENERAL COMMENTS

43.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

The Fund has not presented any test the waters materials to potential investors in connection with this offering.

44.

We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

November 2, 2023

The Fund acknowledges the Staff’s comment.

45.

If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

The Fund does not currently have in place any distribution arrangements with respect to the Fund’s shares of beneficial interests. The Fund will ensure that the distributors of the Fund’s shares of beneficial interests obtain FINRA review prior to the Fund’s effective date.

46.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Fund acknowledges the Staff’s comment.

November 2, 2023

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding our responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund